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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                   ----------


                              GEOWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    373692102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                David L. Grannan
                      President and Chief Executive Officer
                              Geoworks Corporation
                  960 Atlantic Avenue Alameda, California 94501
                                 (510) 814-1660

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             Maria L. Pizzoli, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                                 (415) 954-4400

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                            CALCULATION OF FILING FEE
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            Transaction valuation*                Amount of filing fee*
            -----------------------------------------------------------

                 $1,964,210                               $393

* Calculated as of November 1, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 3,550,264 shares of common stock of Geoworks Corporation will be tendered and canceled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Geoworks Corporation's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Geoworks Corporation believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing all of these options have exercise prices that are substantially higher than the current trading price of the common stock, Geoworks Corporation believes these options have little or no current value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $393

          Form or Registration No.: Schedule TO

          Filing party: Geoworks Corporation

          Date filed: November 6, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on November 6, 2001 by Geoworks Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange all options outstanding under the Company's 1994 Stock Plan (the "1994 Plan"), Supplemental Stock Option Plan (the "1996 Plan"), and 1997 Supplemental Stock Plan (for U.K.-Based Employees) (the "1997 Plan" and, together with the 1994 Plan and the 1996 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the "Offer to Exchange"), and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

Item 12. Exhibits.

     A. The heading immediately preceding the first paragraph on page 1 of Exhibit (a) (1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M., PACIFIC STANDARD TIME, ON DECEMBER 5, 2001, UNLESS THE OFFER IS EXTENDED."

     B. The sentence immediately following paragraph Q8. in "Summary Term Sheet" of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "The new options will have a grant date of November 20, 2001. We expect to distribute the new option agreements promptly after the expiration of this offer. (Section 5)"

     C. The first sentence immediately following paragraph Q19. in "Summary Term Sheet" of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "The offer expires on December 5, 2001, at 9 p.m., Pacific Standard Time, unless we extend it."

     D. The first sentence of the paragraph immediately following paragraph Q20. in "Summary Term Sheet" of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "Whether you accept the offer or not, we request that you make your election, sign the Election Form and deliver it to Barbara Snethen, Laura Atwell or Clare Wafford before 9 p.m., Pacific Standard Time, on December 5, 2001. Failure to sign and deliver your Election Form before the offer expires will be treated as if you had rejected the offer."

     E. The first sentence of the paragraph immediately following paragraph Q21. in "Summary Term Sheet" of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "You may change your previous election at any time before 9 p.m., Pacific Standard Time, on December 5, 2001."

     F. The first sentence of the second paragraph in Section 4 ("Change in Election.") of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:


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          "You may change your election at any time before 9 p.m., Pacific
     Standard Time, on December 5, 2001."

     G. The following paragraph has been inserted at the end of Section 4 ("Change in Election.") of Exhibit (a)(1) to the Tender Offer Statement:

          "If we have not accepted your validly tendered old options for exchange by 9 p.m., Pacific Standard Time, on January 7, 2002, you will have the right to reject the offer and withdraw your tendered new options."

     H. The first paragraph in Section 5 ("Acceptance of Options for Exchange and Cancelation and Issuance of New Options.") of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "On the terms and subject to the conditions of this offer and promptly following the expiration date, we will timely accept the old options for exchange and cancel all options properly returned and not validly withdrawn before the expiration date. Promptly after expiration of this offer, you will receive your new option agreement. The new options will have a grant date of November 20, 2001."

     I. The second sentence in the last paragraph in Section 6 ("Conditions of the Offer.") of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "We may assert or waive them in our discretion before the expiration date, whether or not we waive any other condition to the offer."

     J. The heading immediately preceding the first paragraph on the second page of Exhibit (a) (2) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "RESPONSE NEEDED BY 9 P.M., PACIFIC STANDARD TIME, ON DECEMBER 5,
     2001."

     K. The first sentence of the first paragraph on the second page of Exhibit
(a) (2) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "You must check your election and sign and date the Election Form and return it to Barbara Snethen, Laura Atwell or Clare Wafford before 9 p.m., Pacific Standard Time, on December 5, 2001."

     L. The last paragraph of Exhibit (a)(2) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

          "Can I Change My Mind? Yes. After you turn in the Election Form, you can change your election any time by delivering a signed Change in Election Form to Barbara Snethen, Laura Atwell or Clare Wafford before 9 p.m., Pacific Standard Time, on December 5, 2001 (unless Geoworks Corporation extends the deadline). Barbara Snethen, Laura Atwell or Clare Wafford can provide you with a Notice for a Change in Election."


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GEOWORKS CORPORATION

                                        /s/ David L. Grannan
                                        --------------------------
                                        David L. Grannan
                                        President and Chief Executive Officer

Date: November 13, 2001